PRESS RELEASE

Wells Financial Corp.                        Contact:    Lonnie R. Trasamar
Wells Federal Bank                                       President and
53 First Street, S.W.                                    Chief Executive Officer
Wells, Minnesota 56097                                   (507) 553-3151

                                                         For Immediate Release
                                                         January 18, 2005

                              WELLS FINANCIAL CORP.
                   ANNOUNCES REVERSE AND FORWARD STOCK SPLITS

WELLS, MINNESOTA, January 18, 2005 - Wells Financial Corp. ("Wells" or the "Company") (Nasdaq National Market "WEFC") President and Chief Executive
Officer, Lonnie R. Trasamar, today announced that the Board of Directors of Wells has declared a one-for-one hundred (1 for 100) reverse stock split. The Board initiated this action to reduce the number of record holders of the Company's common stock to below 300, thereby making the Company eligible for (i) deregistration under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and (ii) delisting of the common stock from the Nasdaq Stock Market. Stockholders owning 99 or fewer pre-reverse split shares of the Company's common stock who are cashed-out as a result of the reverse stock split will receive $31.50 per share in cash for their shares, the same price per share the Company paid to stockholders who tendered in the Company's recently completed modified Dutch auction tender offer. Simultaneous with this action, the Board of Directors also declared a one hundred-for-one (100 for 1) forward stock split, to take effect immediately after the reverse stock split, in order to increase the number of issued and outstanding shares of our common stock to pre- reverse stock split levels. The reverse and forward stock splits are expected to become effective as of February 21, 2005, at which time the Company will deregister its common stock from the reporting and other requirements of the Exchange Act and delist the common stock from the Nasdaq Stock Market. Following this action, the Company will no longer file periodic and other reports with the Securities and Exchange Commission.

The full details of the stock splits and other data are contained in an Information Statement that is being mailed to stockholders commencing on or about January 20, 2005. YOU SHOULD READ THE INFORMATION STATEMENT CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE INFORMATION STATEMENT AND CERTAIN OTHER DOCUMENTS ARE AVAILABLE FREE OF CHARGE AT THE WEBSITE OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AT WWW.SEC.GOV. THE DOCUMENTS MAY ALSO BE OBTAINED FREE OF CHARGE FROM WELLS FINANCIAL CORP. BY CALLING (507) 553-3151.

Wells Financial Corp. is the holding company of Wells Federal Bank, a federally chartered savings bank headquartered in Wells, Minnesota. The Bank's deposits are federally insured by the Federal Deposit Insurance Corporation ("FDIC"). At September 30, 2004, Wells Financial Corp. had total assets and stockholders' equity of $232.5 million and $28.9 million, respectively.

The foregoing material may contain forward-looking statements. We caution that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements. Wells Financial Corp. does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

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